UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)

                          FiberNet Telecom Group, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    315653105
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                                 (CUSIP Number)

                             Mr. Timothy P. Bradley
                          Signal Equity Partners, L.P.
                         10 East 53rd Street, 32nd Floor
                               New York, NY 10022
                                  212-872-1180
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 30, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 13d-7(b) for other parties to whom copies of this statement are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                   Page 1 of 3


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CUSIP NO. 315653105                                                  Page 2 of 3

         This Amendment No. 4 amends the Statement on Schedule 13D (the "Schedule 13D") filed on May 17, 1999, as amended, by and on behalf of Signal Equity Partners, L.P. (formerly Signal Capital Partners, L.P.), Trident Telecom Partners LLC and Concordia Telecom Management, L.L.C. with respect to their ownership of Common Stock, par value $.001 per share, of FiberNet Telecom Group, Inc. Capitalized terms used and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

         The following paragraphs are hereby added after the last paragraph of
Item 4 to the Schedule 13D:

         On November 30, 1999, Signal exercised its right as "Majority in Interest" under the Securities Purchase Agreement and the September Securities Purchase Agreement (together, the "Securities Purchase Agreements") to convert its Notes and all other outstanding Notes into shares of the Issuer's Common Stock. In connection the with conversion, the Issuer agreed to exchange, at the option of the Former Noteholders (as defined below), shares of newly designated Series D Preferred Stock (the "Series D Preferred Stock") to the Investing Persons who held 4% Senior Secured Convertible Notes issued in the May Transaction, Series E Preferred Stock (the "Series E Preferred Stock") to the Investing Persons who held 8% Senior Secured Convertible Notes issued in the May Transaction and Series F Preferred Stock (the "Series F Preferred Stock" and together with the Series D Preferred Stock and the Series E Preferred Stock, the "Preferred Stock") to the September Investors who held 8% Senior Secured Convertible Notes issued in the September Transaction (together, the Investing Persons and the September Investors are referred to as the "Former Noteholders") for any and all Common Stock received by the Former Noteholders in such conversion, pursuant to a Conversion and Exchange Agreement (the "Conversion and Exchange Agreement") dated as of November 30, 1999 by and among the Issuer and the Noteholders listed therein.

         Pursuant to the Conversion and Exchange Agreement, the Securities Purchase Agreements (taking into account certain amendments reflecting the change of the Notes to equity securities), the Stockholders Agreement and the Registration Rights Agreement remain in full force and effect.

         The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Conversion and Exchange Agreement and the Certificate of Designation of Series D Preferred Stock, Series E Preferred Stock and Series F Preferred Stock of FiberNet Telecom Group, Inc., which are being filed as Exhibits S and T, respectively, to this Amendment No. 4 to the Schedule 13D and are incorporated herein by reference.

ITEM 7.  EXHIBITS.

         The following exhibits are added to the Schedule 13D:

         Exhibit S - Conversion and Exchange Agreement dated as of November 30, 1999

         Exhibit T - Certificate of Designation of Series D Preferred Stock of FiberNet Telecom Group, Inc.

         Exhibit U - Certificate of Designation of Series E Preferred Stock of FiberNet Telecom Group, Inc.

         Exhibit V - Certificate of Designation of Series F Preferred Stock of FiberNet Telecom Group, Inc.

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CUSIP NO. 315653105                                                  Page 3 of 3

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 1999
                                          SIGNAL EQUITY PARTNERS, L.P.

                                          By: Signal Equity Advisors, L.P.
                                          Its: General Partner

                                          By: Signal Equity Advisors, Inc.
                                          Its: General Partner


                                          By:/s/ Timothy P. Bradley
                                             -----------------------------------
                                             Timothy P. Bradley
                                             Director

                                          TRIDENT TELECOM PARTNERS LLC

                                          By: Trident Telecom Management, L.L.C.
                                          Its: Managing Member

                                          By: Needham Management, Inc.
                                          Its: Managing Member


                                          By:/s/ Donald W. Kuzon
                                             -----------------------------------
                                             Donald W. Kuzon
                                             President


                                          CONCORDIA TELECOM MANAGEMENT, L.L.C.


                                          By:/s/ Michael S. Liss
                                             -----------------------------------
                                             Michael S. Liss
                                             Sole Member